UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Oct. 31, 2023<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-66606 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GFG SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

701 BRICKELL AVE, SUITE 1400
(No. and Street)

| MIAMI | FL | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| KEN GEORGE | 603-380-5435 | ken.george@comcast.net |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KABAT, SCHERTZER, DE LA TORRE, TARABOULOS & CO.
(Name – if individual, state last, first, and middle name)

| 9300 S. DADELAND BLVD #600 | MIAMI | FL | 33156 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| June 2, 2009 | 3451 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, EDUARDO GRUENER AND MAURICIO GRUENER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ GFG SECURITIES, LLC _____, as of DECEMBER 31 _____, 2021 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



VERONICA GRANATA
MY COMMISSION # GG288889
EXPIRES January 06, 2023

Notary Public

Signature:

Title: MANAGING MEMBERS

## This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# GFG SECURITIES, LLC

### FINANCIAL STATEMENTS
### AND
### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

### FOR THE YEAR ENDED DECEMBER 31, 2021

# GFG SECURITIES, LLC

## CONTENTS

**Form X-17A-5 Facing Page**



### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of GFG Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of GFG Securities, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GFG Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of GFG Securities, LLC's management. Our responsibility is to express an opinion on GFG Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GFG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplementary information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of GFG Securities, LLC's financial statements. The supplemental information is the responsibility of GFG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Kabat, Schertzer, De La Torre, Taraboulos & Co.*

We have served as GFG Securities, LLC's auditor since 2011.
Miami, Florida
February 24, 2022

---

**MIAMI**
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

**WESTON**
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

# GFG SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2021

| | | |
|---|---|---:|
| **Assets:** | | |
| Cash and cash equivalents | $ | 192,265 |
| Marketable securities, original cost $2,148,764 | | 2,168,349 |
| Accounts receivable | | 544,283 |
| Operating lease right-of-use asset | | 27,693 |
| Furniture and equipment, net of accumulated | | |
| depreciation of $17,780 | | 6,034 |
| Prepaid expenses | | 800 |
| | | |
| **Total Assets** | $ | 2,939,424 |
| | | |
| **Liabilities and Member's Equity:** | | |
| | | |
| **Liabilities** | | |
| Accounts payable | $ | 5,086 |
| Operating lease liability | | 29,952 |
| Due to parent | | 18,731 |
| Accrued expenses | | 185,332 |
| Accrued payroll liabilities | | 12,913 |
| | | |
| **Total Liabilities** | | 252,014 |
| | | |
| **Member's Equity** | | 2,687,410 |
| | | |
| **Total Liabilities and Member's Equity** | $ | 2,939,424 |

The accompanying notes are an integral part of these financial statements.

2

# GFG SECURITIES, LLC

## STATEMENT OF OPERATIONS

### FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---:|
| **Revenues:** | | |
| Success fees | $ | 3,907,893 |
| Retainer and consulting fees | | 1,009,393 |
| Management fees | | 253,396 |
| Gain on marketable securities | | 14,524 |
| Dividend and other income | | 3,589 |
| Other income-PPP loan forgiveness | | 231,000 |
| | | |
| **Total Revenues** | | 5,419,795 |
| | | |
| **Expenses:** | | |
| Employee compensation, commissions and benefits | | 2,190,236 |
| Occupancy | | 75,499 |
| Professional fees | | 208,235 |
| Other operating expenses | | 171,312 |
| | | |
| **Total Expenses** | | 2,645,282 |
| | | |
| **Net Income** | $ | 2,774,513 |

The accompanying notes are an integral part of these financial statements.

# GFG SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

### FOR THE YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---:|
| **Balance - January 1, 2021** | $ | 544,193 |
| Contributions from member | | - |
| Distributions to member | | (631,296) |
| Net income | | 2,774,513 |
| **Balance - December 31, 2021** | $ | 2,687,410 |

The accompanying notes are an integral part of these financial statements.

4

# GFG SECURITIES, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2021

| | |
|---|---:|
| **Cash Flows From Operating Activities:** | |
| Net income | $ 2,774,513 |
| Adjustments to reconcile net income to net cash | |
| provided by operating activities: | |
| Depreciation | 1,926 |
| Forgiveness of PPP Loans | (231,000) |
| | |
| Changes in operating assets: | |
| Increase in marketable securities | (1,986,120) |
| Increase in accounts receivable | (276,793) |
| Increase in accounts payable | 1,616 |
| Increase in accrued expenses | 119,408 |
| Decrease in accrued payroll liabilities | (12,914) |
| | |
| **Net Cash Provided By Operating Activities** | 390,636 |
| | |
| **Cash Flows From Investing Activities:** | |
| Purchase of furniture and equipment | (3,657) |
| | |
| **Net Cash Used In Investing Activities** | (3,657) |
| | |
| **Cash Flows From Financing Activities:** | |
| Borrowings from parent | 456,288 |
| Repayment of loans from parent | (447,686) |
| Proceeds from PPP loan | 118,500 |
| Distributions to member | (631,296) |
| | |
| **Net Cash Used In Financing Activities** | (504,194) |
| | |
| **Net Decrease In Cash and Cash Equivalents** | (117,215) |
| | |
| **Cash and Cash Equivalents** - Beginning | 309,480 |
| | |
| **Cash and Cash Equivalents** - Ending | $ 192,265 |
| | |
| **Supplemental Cash Flow Information** | |
| Lease assets obtained in exchange for lease obligations: | |
| Operating leases | $ 27,693 |
| Cash paid for amounts included in measurement of lease liabilities: | |
| Operating cash flows from operating leases | $ 75,499 |

# GFG SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2021

### NOTE 1 – ORGANIZATION AND BUSINESS

#### ORGANIZATION AND NATURE OF BUSINESS

GFG Securities, LLC (the Company) was incorporated on March 3, 2004 in the State of Delaware and is a wholly owned subsidiary of GFG Holdings, LLC (the Parent Company). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) since January 26, 2005. The Company is approved to conduct mergers and acquisitions (compensated on a "success-fee" basis) and private placements (acting as agent). The Company is subject to regulatory oversight and periodic audit by the SEC, FINRA and the State of Florida.

### NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### REVENUE RECOGNITION

Revenue is recorded at the point in time when services have been performed and the transaction is complete. The Company enters into agreements with its customers, which provide for monthly retainer billings for months in which services have been performed. The agreements also provide for consulting, management and success fees to be earned at the point in time that performance under the arrangement is completed (the closing date of the transaction or upon the successful close of a merger and acquisition or capital raising transaction). However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream.

#### CASH EQUIVALENTS

For purposes of reporting cash flows, cash equivalents are demand accounts balances with banks with an original maturity of three months or less.

#### USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

6

**GFG SECURITIES, LLC**

**NOTES TO FINANCIAL STATEMENTS**

**FOR THE YEAR ENDED DECEMBER 31, 2021**

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### GOVERNMENT AND OTHER REGULATIONS

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

### FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial position of the Company at December 31, 2021, includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value. The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2021.

### INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the member is responsible for the tax liability, or loss carry forward, related to the member's proportionate share of the Company's taxable income and losses. Accordingly, no provision for Federal and State income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, State and local authorities may examine the Company's tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES

The Company accounts for a lease in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

*Lease liabilities.* A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rate of the Company's lease is not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the lease.

*ROU asset.* A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

### NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

#### FURNITURE AND EQUIPMENT

Depreciation of furniture and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation ranges from 5 to 7 years. The cost of maintenance and repairs of furniture and equipment is charged to expense as incurred. Costs of renewals and betterments are capitalized in the proper accounts.

Depreciation expense for the year ended December 31, 2021 amounted to $1,926.

#### LOSS CONTINGENCIES

Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonable estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

#### CONCENTRATION OF CREDIT RISK

The Company maintains two bank accounts at one high quality financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 for each account. As of December 31, 2021, the Company had no uninsured funds at the financial institution. All accounts receivable are deemed collectible by management and no reserve for doubtful accounts is required.

### NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital as of December 31, 2021 was $2,078,583, which was $2,063,628 in excess of its required minimum net capital of $14,955.

## NOTE 4 - RELATED PARTY TRANSACTIONS

### EXPENSE SHARING AGREEMENT

On January 1, 2012, the Company entered into an Expense Sharing Agreement with its parent company. Under the terms of this agreement, the Company will be billed monthly for its pro-rata share of certain expenses incurred by the parent company for the benefit of the Company. These expenses include, but are not limited to payroll, health insurance, professional fees, rent (see Note 6), office expenses and other operating expenses. During the year ended December 31, 2021, the total amount billed to the Company by its parent was $456,288 and repayments from the Company to its parent totaled $447,686. For financial statement presentation, the expenses incurred under this agreement have been reclassified to their respective expense categories. There is no expiration date on this agreement. As of December 31, 2021, the Company has a liability to its parent company in the amount of $18,731 under this agreement.

### OTHER

During 2021, the Company made distributions to the member of $631,296 and received no contributions from its member.

## NOTE 5 - FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, accounts receivable, marketable securities, other assets, due to parent and accounts payable and accrued expenses, approximate fair value at December 31, 2021, due to the short-term nature of these accounts.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities which the Company has the ability to access at the measurement date.

## NOTE 5 - FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2 — Inputs other than quoted market prices included within Level 1 that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and rely on management's assumptions in pricing the asset or liability and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Marketable securities consisting of various cash, equity funds, and bond funds owned at December 31, 2021, is determined using quoted market prices. Changes in fair value of marketable securities are recognized in earnings as they occur. Accordingly, these securities are generally categorized in level 1 of the fair value hierarchy.

## NOTE 6 - COMMITMENTS AND CONTINGENCIES

### RISKS AND UNCERTAINTIES

In the ordinary course of its business, the Company has entered into agreements with third parties to provide, for their benefit, certain merger and acquisition transactions. Such agreements, oftentimes, require a retainer fee and a success fee, as applicable, be paid to the Company and these fees are billed as and when services are performed or a success fee is warranted. Management is not aware of any claims that will create a loss or a future obligation to the Company with regards to these transactions.

The Company has not entered into any off-balance sheet transactions and do not anticipate entering into such transactions over the next twelve months.

### LITIGATION

In the normal course of business, the Company may be named as a defendant in legal actions and lawsuits. Management is not aware of any legal action that is pending against the Company at this time.

## NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

### COVID-19 CONSIDERATIONS

On March 11, 2020, the World Health Organization declared the coronavirus (COVID-19) outbreak a pandemic. While it is premature to accurately predict how COVID-19 will ultimately affect the Company's operations long-term, the Company's ongoing profitability may experience instability and estimates included in the financial statements may change due to current political and economic conditions as a result of public health concerns related to COVID-19. The duration and intensity of these impacts and resulting disruption to which these events affect the Company's business will depend on future developments, which are highly uncertain and cannot be predicted at this time.

### PAYCHECK PROTECTION PROGRAM LOAN

In response to the COVID-19 pandemic, the Payment Protection Program ("PPP") was established under the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). Companies that met the eligibility requirements set forth by the PPP may qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses over a covered period, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness in whole or in part.

On April 21, 2020, the Company executed a loan with a financial institution for approximately $112,500 under the PPP. The loan bears interest at 1% per annum with the balance due at maturity on April 21, 2022. As of December 31, the loan was granted forgiveness. The Company has recorded the loan as other income-PPP loan forgiveness during the period upon forgiveness of the loan.

On February 5, 2021, the Company executed a loan with a financial institution for approximately $118,500 under the PPP. The loan bears interest at 1% per annum with the balance due at maturity on February 5, 2023. As of December 31, the loan was granted forgiveness. The Company has recorded the loan as other income-PPP loan forgiveness during the period upon forgiveness of the loan.

### LEASING ACTIVITIES

Operating leases are primarily for office space.

On February 3, 2012, the Company entered into an agreement with its parent company to sublease their office space under the same terms as the parent company's lease. The parent's lease was renewed in April 2018 and will expire on April 30, 2022.

## NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Minimum rentals under this sublease are as follows:

| | |
|---|---|
| 2022 | $30,431 |
| Total payments due under operating lease liability | 30,431 |
| Less discount to present value | (479) |
| Total operating lease liability | $29,952 |

The Company's current operating lease portfolio is primarily composed of office space.

Operating lease cost was $75,499 for the year ended December 31, 2021.

The Company has an obligation as a lessee for office space with initial noncancellable terms in excess of one year. The Company classifies this lease as an operating lease. This lease generally contains renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments used to determine the lease liability. The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2021:

| | |
|---|---|
| Weighted Average Remaining Lease Term | |
| Operating Lease | 0.5 years |
| | |
| Weighted Average Discount Rate | |
| Operating Lease | 4.0% |

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events that have occurred subsequent to December 31, 2021 and through February 24, 2022, the date the financial statements were available to be issued. There have been no subsequent events that occurred during such period that require disclosure or would be required to be recognized in the accompanying financial statements as of December 31, 2021.

# GFG SECURITIES, LLC

## SCHEDULE I

### COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

### AS OF DECEMBER 31, 2021

| | |
|---|---:|
| **Total Assets** | $ 2,939,424 |
| Less Total Liabilities | 252,014 |
| **Member's Equity** | 2,687,410 |
| Add Allowable Credits | - |
| **Total Capital and Allowable Liabilities** | 2,687,410 |
| Less haircut on marketable securities | (57,709) |
| Add Non-Allowable Liabilities | |
|    Operating Lease Liability to Extent of Right-Of-Use Asset | 27,693 |
| Less Non-Allowable Assets | |
|    Furniture and Equipment | (6,035) |
|    Accounts Receivable | (544,283) |
|    Right-of-Use Asset | (27,693) |
|    Prepaid expenses | (800) |
| **Net Capital** | 2,078,583 |
| Net Capital Required - Greater of $5,000 or 6 2/3% | |
|   of Aggregate Indebtedness | 14,955 |
| **Excess Net Capital** | $ 2,063,628 |
| **Net capital less greater of 10% of aggregate indebtedness or 120% on minimum net capital required** | $ 2,056,150 |
| **Aggregate Indebtedness** | $ 224,322 |
| **Ratio: Aggregate Indebtedness to Net Capital** | 0.108 |

There are no significant differences in the computation of adjusted net capital between the amended unaudited broker-dealer focus report and the audited annual report.

See independent registered public accounting firm's
report regarding supplementary information.

14

# GFG SECURITIES, LLC

## SCHEDULE II

## STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2021

In reliance on footnote 74 of the 2013 SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEC Rule 15c3-3.

See independent registered public accounting firm's
report regarding supplementary information.

15

# GFG SECURITIES, LLC

## SCHEDULE III

## STATEMENT ON EXEMPTION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2021

In reliance on footnote 74 of the 2013 SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEC Rule 15c3-3.



ADVISORY | TAX | ASSURANCE CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of GFG Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) GFG Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which GFG Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) GFG Securities, LLC stated that GFG Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. GFG Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GFG Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

Miami, Florida

February 24, 2022

17

MIAMI
305.670.3370
9300 S. Dadeland Blvd. | Suite 600
Miami, Florida | 33156

WESTON
954.485.5788
1625 N. Commerce Parkway | Suite 315
Weston, Florida | 33326

## EXEMPTION REPORT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION
### Rule 17a-5

### FOR THE YEAR ENDED DECEMBER 31, 2021

GFG Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption from 17 C.F.R. 240,15c3-3 under paragraph (k). The Company is filing the exemption report in reliance on footnote 74 of the 2013 SEC Release 34-70073 ("Non-Covered Firm").

2) The Company is engaged in private placement of securities and mergers & acquisition advisory services.

3) As a Non-Covered Firm that does not claim an exemption under paragraph (k) of Rule 15c3-3, during the reporting period the Company affirms that it (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3). These conditions were met throughout the most recent year without exception.

We, Eduardo Gruener and Mauricio Gruener, affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.



Eduardo Gruener, Managing member for GFG Holdings, LLC



Mauricio Gruener, Managing member for GFG Holdings, LLC